FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………………… ,	2023……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 24, 2023	By ……/s/…… Sachiho Tanino………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 123rd Business Term

CANON INC. TRANSLATION Securities Code: 7751 Photograph location: Kakeromajima Island (Setouchi-cho, Oshima-gun, Kagoshima, Japan) Photographed using: EOS R5 / RF24-105mm F4 L IS USM Interim Report for the 123rd Business Term From January 1, 2023 to June 30, 2023

To Our Shareholders

We are pleased to provide this overview of the first half (from January 1, 2023 to June 30, 2023) of our 123rd Business Term.

In the first half of this term, the global economy started with downside risks, including escalating geopolitical risks and rapid interest rate hikes in many countries and regions. However, inflation, which was a concern, continued to decline steadily, and consumer spending and employment remained firm.

In this environment, the markets for our products are returning to normal conditions in terms of both demand and supply, and in the new post-pandemic society, we increased sales by demonstrating our strong product competitiveness. Amid the diversification of working styles and distributed offices, sales of printing equipment exceeded those of the previous year as we leveraged the strength of our broad product lineup, which spans from office multifunction devices (MFDs) to printers for home use. We posted significant growth in the sales of cameras, network cameras, and medical equipment. As for cameras, new mirrorless models stimulated demand. For network cameras and medical equipment, we captured the need for safety and security. For industrial equipment supporting social infrastructure as well, we continued to see strong investment in semiconductor lithography equipment.

Consolidated net sales for the first half of this term increased by 6.1% year on year, and consolidated net income attributable to Canon Inc. increased by 16.0%, reflecting not only solid sales of each product, but also the foreign exchange effect of yen depreciation.

Based on our first-half results, we decided to pay 70.00 yen per share for the interim dividend for this term, which is 10 yen higher than the interim dividend for the previous term.

We have reached the midway point, two and a half years since embarking on our five-year management plan, Phase VI of the “Excellent Global Corporation Plan.” During the period, unexpected developments have occurred, including the spread of COVID-19, insufficient product supply due to shortages of semiconductors and other components and pressures on distribution, and the rapid rise in inflation. Although we faced unexpected developments, we responded promptly to the changes in the environment and achieved favorable performance to date. In the second half of the five-year plan, we will continue striving to further improve our performance and increase our corporate value under our basic policy of “accelerating our productivity improvement and corporate portfolio transformation through new business creation.”

We look forward to our shareholders’ continued support and encouragement.

August, 2023

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results
•

In the first half of this term, even amid persisting future global economic uncertainty, demand for our products was firm and we expanded sales of highly competitive products. As a result, consolidated net sales for the first half of this term increased by 6.1% year on year.

•

Consolidated net income attributable to Canon Inc. for the first half of this term increased by 16.0% year on year due to firm sales and also as a result of efforts to control costs, primarily logistics cost, and expenses.

Office MFDs experienced a significant increase in sales as steady demand for machines continued and a recovery in the number of prints drove an increase in service revenue. As for laser printers and inkjet printers, although sales declined due to the impact of business conditions, digital commercial printing, an area in which market growth is expected, has continued to grow steadily with increased unit sales especially of products for graphic arts.

As a result, sales for this business unit for the first half of this term increased by 5.1% on a consolidated basis, in comparison to the first half of the previous term.

Sales of interchangeable-lens digital cameras increased significantly amid a recovery in travel and leisure demand. In particular, our new mirrorless cameras, launched from the second half of last year through this year, have been favorably received and in some cases, demand for our products is outpacing production. Sales of network cameras, for which needs are increasing mainly in the security field, also increased significantly as we continue to strengthen our product lineup and sales structure.

As a result, sales for this business unit for the first half of this term increased by 15.0% on a consolidated basis, in comparison to the first half of the previous term.

As for medical equipment, installations of large diagnostic imaging systems, such as CT and MRI, which had been postponed due to the impact of the pandemic, progressed and sales of diagnostic ultrasound systems also increased, mainly in Europe. In the United States, a key market for growth, we established a new company in the suburbs of Cleveland to strengthen sales and increased our sales force. This has driven an increase in the number of business negotiations with medical institutions and an increase in orders.

As a result, sales for this business unit for the first half of this term increased by 8.8% on a consolidated basis, in comparison to the first half of the previous term.

As for semiconductor lithography equipment, with the development of electric vehicles (EVs) and IoT, semiconductor manufacturers have a strong appetite for investment mainly for power devices and sensors, and we are increasing our unit sales by boosting our production capacity. Although unit sales of FPD lithography equipment have been declining, given customers’ adjustments in capital investment, we are proceeding to strengthen our product competitiveness in preparation for increased demand for IT panels for notebook PCs and tablets from next year onward.

As a result, sales for this business unit for the first half of this term decreased by 6.7% on a consolidated basis, in comparison to the first half of the previous term.

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend” (Guidance for the Direct Deposit of Dividends into an Account)

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account, outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholders are able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholders are able to receive dividends for all of the issues they hold through one designated account with a financial institution.	With this method, the shareholders are able to designate the account that the dividends will be transferred to for each issue they hold.

Canon's dividends Divideends correspond to 100 shares Divideends correspond to 200 shares Account at Securities Company X (Holding 100 shares) Account at Securities Company Y (Holding 200 shares)	Canon's dividends Company A's dividends Account at Bank X	Canon's dividends Company B's dividends Account at Bank Y Account at Bank Z

For information regarding procedures:
If you hold shares through a securities company, please contact the securities company where you have an account.
If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd. (0120-288-324; Toll free, available in Japan only)

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends
How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507
0120-288-324 (Toll free, available in Japan only)
Operating hours: 9:00 – 17:00 (Monday – Friday, except national holidays)

* For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Website: global.canon (By following the “Investors” link on the top page, you can view financial information, the IR library, etc.)